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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucia Financial, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13520 Evening Creek Drive Suite 300
(No. and Street)

San Diego (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent E. Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street #600 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond J. Lucia, Sr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucia Financial, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLOTTE MITCHELL
Commission # 1619551
Notary Public - California
San Diego County
My Comm. Expires Dec 4, 2009

Signature

President / CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUCIA FINANCIAL, LLC

TABLE OF CONTENTS

STARK • WINTER • SCHENKEIN

INDEPENDENT AUDITOR'S REPORT

To The Member of Lucia Financial, LLC

We have audited the accompanying statement of financial condition of Lucia Financial, LLC, at December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucia Financial, LLC, as of December 31, 2008, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 23, 2009

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants • Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

LUCIA FINANCIAL, LLC
Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	237,035
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	12,000
Deferred advance		18,444
		30,444
Member's equity		206,591
	$	237,035

The accompanying notes are an integral part of these financial statements.

LUCIA FINANCIAL, LLC
Statement of Operations
For The Year Ended December 31, 2008

Revenues	
Commissions	$ 872,736
Expenses	
Licensing fees to sole member	554,543
Professional fees	109,531
Rent	16,800
License and registration fees	1,614
Other operating expenses	5,400
Total expenses	687,888
Net Income	$ 184,848

The accompanying notes are an integral part of these financial statements.

LUCIA FINANCIAL, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

Member's equity, beginning of year	$ 21,743
Net income	184,848
Member's equity, end of year	$ 206,591

The accompanying notes are an integral part of these financial statements.

LUCIA FINANCIAL, LLC
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 184,848
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts payable	2,000
Deferred advance	18,444
Net cash provided from operating activities	205,292
Net cash (used in) investing activities	-
Net cash provided from financing activities	-
Net increase in cash	205,292
Cash, beginning of year	31,743
Cash, end of year	$ 237,035
Supplemental cash flow information:	
Cash paid for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

LUCIA FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Lucia Financial, LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company was originally a wholly-owned subsidiary of RJL Financial Network, LLC ("RJLFN"). Effective January 1, 2008, RJLFN transferred its entire membership interest in Lucia to its CEO, who remains the sole member of the Company. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i).

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP) and in the format prescribed by Rule 17a-5 under the Securities and Exchange Act of 1934 for broker-dealers in securities.

Revenue Recognition

Commission revenue is the result of marketing services performed by the CEO, and sole member, of the Company, for financial services companies. The CEO is registered as a representative of a non-affiliated broker-dealer and these marketing services are supervised by the non-affiliated broker-dealer. Because the nature of the marketing is via a radio broadcast to mass audiences, the Company is not able to reasonably estimate the timing or amount of the revenue. Therefore, these marketing services revenues are recognized upon notification of such by the non-affiliated broker-dealer.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying the financial statements. The member is required to report his proportional share of gains, losses, credits or deductions on his tax returns.

2. Related-party transactions

For the year ended December 31, 2008, the Company incurred $76,000 of expenses that were allocated by, and paid to, the Company's sole member, and are included in professional fees, rent and other operating expenses. In addition, pursuant to an "Amended and Restated Services Agreement", the sole member was paid licensing fees equal to 75% of net income before such licensing fees, which amounted to $554,543 in the aggregate during 2008.

3. Net capital requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital. At December 31, 2008, the Company had net capital of $206,591, which was $201,591 in excess of its required minimum net capital of $5,000.

4. Concentration of Customers

As of and for the year ended December 31, 2008, The Company had 4 customers who accounted for 97% of total revenues.

Lucia Financial, LLC
Computation Of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
December 31, 2008

Member's equity	$ 206,591
Less: Total non-allowable assets	-
Net Capital	$ 206,591
Computation of basic net capital requirement	
1.Minimum dollar net capital	$ 5,000
Aggregate indebtedness	$ 30,444
2. Minimum net capital, aggregate indebtedness standard	$ 2,029
Capital required (larger of 1 or 2)	$ 5,000
Excess net capital	$ 201,591
Excess net capital at 1000%	$ 203,545
Ratio: Aggregate indebtness to net capital	15%

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing, as of December 31, 2008.

STARK • WINTER • SCHENKEIN

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RILE 17a-5

To The Member of Lucia Financial, LLC

In planning and performing our audit of the financial statements of Lucia Financial, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), In the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining Internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to In the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-

mentioned objectives, Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's Internal control.

Our consideration of Internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 23, 2009

LUCIA FINANCIAL, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2008